Exhibit 99.1

Fortune 50 Telecommunication Company Purchases Multiple Draganfly Heavy Lift Drone Systems for Emergency Response and Disaster Recovery Infrastructure Support

Tampa Bay, Florida –July 30, 2025 – Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8A) (“Draganfly” or the “Company”), an award-winning developer of drone solutions and systems, and Infinity Communications, a premier provider of rapid deployment communications infrastructure, today announced, the successful completion of a sale of multiple Draganfly Heavy Lift Drones, after extensive testing, to a Fortune 50 telecommunications company for UAV-based emergency response and emergency communication network capabilities.

Draganfly’s Heavy Lift drone platform comes equipped with a range of remote sensors as well as logistics and communications payloads. These platforms will be deployed in disaster recovery operations to transport essential supplies and equipment and provide communications into areas that are inaccessible due to storm damage or infrastructure failure.

“Thanks to our work along with Draganfly, our Fortune 50 Customer will be able to benefit from the vital role UAV technology and automation can play in disaster response,” said Chris Coltrain, National Disaster Recovery Director at Infinity Communications. “By integrating Draganfly’s Heavy Lift drones into our deployment strategy, we demonstrated rapid, reliable delivery of life-saving equipment and swift restoration of communications in the most challenging conditions.”

“The Draganfly Heavy Lift platform is built for high-stakes missions,” said Cameron Chell, Chief Executive Officer of Draganfly. “Partnering with the incredible team at Infinity Communications to deliver these world-class capabilities is another exciting opportunity to showcase the unparalleled versatility of our modular design and the innovation that comes from more than 25 years of experience in UAV development.”

About Infinity Communications

Infinity Communications is a premier provider of rapid deployment communications solutions for emergency response, military operations, and remote area connectivity. By combining resilient network technologies with expert field support, Infinity Communications ensures uninterrupted service in the most demanding environments.

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8A) is a leader in cutting-edge drone solutions and software that are transforming industries and serving stakeholders globally. Recognized for innovation and excellence for over 25 years, Draganfly delivers award-winning technology to the public safety, agriculture, industrial inspection, security, mapping, and surveying markets. The Company is driven by passion, ingenuity, and a mission to provide efficient solutions and first-class services to customers worldwide, saving time, money, and lives.

NASDAQ (DPRO)

CSE (DPRO)

FSE (3U8A)

Media Contact

Erika Racicot

Email: media@draganfly.com

Company Contact

Cameron Chell

Chief Executive Officer

(306) 955-9907
info@draganfly.com

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements include, but are not limited to, the statements with respect to Draganfly’s Heavy Lift Drones and Heavy Lift drone platform and their ability to be used in disaster recovery operations. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out here in, including but not limited to: the potential impact of epidemics, pandemics or other public health crises, including the COVID-19 pandemic, on the Company’s business, operations and financial condition; the successful integration of technology; the inherent risks involved in the general securities markets; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of cost estimates; the potential for unexpected costs and expenses, currency fluctuations; regulatory restrictions; and liability, competition, loss of key employees and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s most recent filings filed with securities regulators in Canada on the SEDAR+ website at www.sedarplus.ca and with the United States Securities and Exchange Commission (the “SEC”) on EDGAR through the SEC’s website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.